	June 21, 2018	Lauren B. Prevost
404‑504‑7744
	VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Ms. Sandra Hunter Berkheimer
Staff Attorney, Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Mogul REIT I, LLC
Offering Statement on Form 1‑A
File No. 024‑10840

Dear Ms. Berkheimer:

On behalf of Mogul REIT I, LLC (File No. 024‑10840)  (the “Company”), please find transmitted herewith for filing the Company’s  amended offering statement on Form 1‑A/A, in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated June 5, 2018.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular portion of the amended offering statement on Form 1‑A/A (the “Offering Circular”).

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1:  We note your disclosure that you intend to offer up to $75,000,000 if corresponding legislation is enacted. Given that the current limit for an offering under Regulation A is $50,000,000, please revise to remove this disclosure.

Response:  Pursuant to the Staff’s  request, the Company has revised the Offering Circular to remove the above-referenced disclosure, as reflected in the attached amendment to the Company’s Offering Statement on Form 1‑A/A.

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Morris, Manning & Martin, LLP

Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

June 21, 2018

Comment No. 2:  We note your summary risk factor on page 20 referencing mandatory arbitration provisions contained in your subscription agreement. Please revise your disclosure to clarify:

i.whether you intend for arbitration to be the exclusive means of resolving disputes;

ii.whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; and

1.	iii.the material risks to investors resulting from this mandatory arbitration provision and the potential limitations that could result for shareholders.

Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Response:

i.

The Company respectfully submits that it does not intend for arbitration to be the exclusive means of resolving “Claims” (as defined the subscription agreement).  This is reflected in Section 14 of the subscription agreement entitled “Arbitration.”  Section 14.1 provides that “[e]ither party may, at its sole election, require” that arbitration be the sole remedy for the resolution of a “Claim” (as defined in the subscription agreement) (emphasis added).  Further, Section 14.5 provides expressly that the Company agrees not to invoke its right to arbitrate in certain circumstances.  The Company further submits that the summary risk factor disclosure on page 20 is adequate with respect to the amount and nature of disclosure that is generally provided in a summary risk factor.  The Company has revised the Offering Circular to provide additional risk-related disclosure regarding arbitration, as discussed in the Company’s response to the Staff’s Comment No. 2(iii) below.

ii.

The Company respectfully submits that the arbitration provision provided in Section 14 – Arbitration of the subscription agreement applies to “Claims” (as defined in the subscription agreement).  The subscription agreement defines a “Claim” as including “any past, present, or future claim, dispute, or controversy involving Subscriber (or persons claiming through or connected with Subscriber), on the one hand, and any of the Realty Mogul Parties (or persons claiming through or connection with the Realty Mogul Parties), on the other hand, relating to or arising out of this Agreement, any Common Share, the Site, and/or activities or relationships that involve, lead to, or result from any of the foregoing, including the enforceability of this Arbitration Provision, any part thereof, or the entire Agreement.” (emphasis added).  As such, the Company respectfully submits that arbitration applies to “Claims” in relation to the Company’s  offering of common shares pursuant to Regulation A of the Securities Act of 1933, as amended, (the “Offering”) and only to compliance with federal securities laws in so far as such compliance is directly related to the Offering.  The Company further submits that the summary risk factor disclosure on page 20 is adequate with respect to the amount and nature of disclosure that is generally provided in a summary risk factor.  The Company has revised the Offering Circular to provide additional risk-related disclosure regarding arbitration, as discussed in the Company’s response to the Staff’s Comment No. 2(iii) below.

Morris, Manning & Martin, LLP

Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

June 21, 2018

iii.

The Company respectfully submits that it has revised the Offering Circular to provide the following risk factor disclosing the material risks associated with mandatory arbitration and the potential limitations on seeking redress for shareholders, as reflected in the attached amendment to the Company’s Offering Statement on Form 1‑A/A:

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing shares in this offering, you agree to be bound by the arbitration provisions contained in Section 14 of our subscription agreement. Such arbitration provision provides that either party may elect and require that any “Claim” (as defined in the subscription agreement) be submitted to binding arbitration and, among other things, limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. While not mandatory, in the event that we elect to invoke the arbitration clause of Section 14, your right to seek redress in court would be severely limited. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration.  See the form of subscription agreement, Section 14 – Arbitration, attached hereto at Exhibit 4.1 to this offering circular.

The Company respectfully submits that the arbitration provision in the subscription agreement is enforceable under Delaware law. Section 17.1 of the subscription agreement provides expressly that Delaware law governs the subscription agreement.  Under Delaware law, arbitration agreements are valid and enforceable when the contract clearly and unambiguously reflects the intention to arbitrate.  10 Del.C. § 5701, Kuhn Const., Inc. v. Diamond State Port Corp., 990 A.2d 393, 396 (2010).  In addition, Delaware public policy favors arbitration.  Kuhn, 990 A.2d at 396;  SBC Interactive, Inc. v. Corporate Media Partners, Del. Supr., 714 A.2d 758, 761 (1998)  (holding that public policy of Delaware favors arbitration and doubt as to arbitrability is to be resolved in favor of arbitration).

Arbitration agreements will be enforced unless the terms are unconscionable, i.e., there is an absence of meaningful choice and the terms unreasonably favor one of the parties.  Graham v. State Farm Mut. Auto. Ins. Co., Del. Supr. 565 A.2d 908, 912 (1989) (“For a contract clause to be unconscionable, its terms must be ‘so one-sided as to be oppressive.’”).  In addition, disparity between the bargaining power of the parties does not make an agreement unconscionable.  Id.  In order to show a contract is unconscionable, the court must find that the party with superior bargaining power used it to take unfair advantage of its weaker counterpart.  Id. (finding arbitration clause in insurance policy agreement between an insurance company and subscriber enforceable when binding arbitration could be invoked by either party).

Further,  the Delaware Uniform Arbitration Act provides that a parties’ agreement to submit to arbitration is  “valid, enforceable and irrevocable, save upon such grounds as exist at law or in equity for the revocation of any contract.” Graham, 565 A.2d at 911.  Further, “[n]othing short of a showing of fraud, duress, mistake, or some other compelling ground to invalidate a contract will permit a court to preclude the enforceability of an agreement to arbitrate.”  Esaka v. Nanticoke Health Servs., Inc., 752 F. Supp. 2d 476, 481 (D. Del. 2010).

The Company respectfully submits that the arbitration provision here is enforceable under Delaware law.  First, Delaware law and public policy favor arbitration.  Second, the arbitration provision here clearly and

Morris, Manning & Martin, LLP

Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

June 21, 2018

unambiguously provides the parties’ intent to have arbitration serve as a remedy to resolve “Claims,” as defined clearly in the subscription agreement.   Third, like the enforceable arbitration provision in Graham,  the arbitration provision here allows for either party to invoke arbitration, indicating that the arbitration provision here is not “oppressive.”  Lastly,  the arbitration provision here is not unconscionable because the subscriber has a meaningful choice, i.e., the subscriber can simply choose not to subscribe for the Company’s common shares in the Offering if it does not agree to the terms of the subscription agreement.

*    * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504‑7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	Ms. Jilliene Helman
Ms. Karen Fleck